KW 3/13/14

[redacted]

14046970

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-66705

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NexBank Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2515 McKinney Avenue, 11th Floor

(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ayesha Haq (972) 763-4070

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Payne & Smith, LLC

(Name – *if individual, state last, first, middle name)*

5952 Royal Lane, Suite 158	Dallas	Texas	75230
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

DD 3/24/14

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ayesha Haq ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NexBank Securities, Inc. ______________________, as of December 31 ______________, 2013 ________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Controller / FINOP

Title

Cheryl Marie Roberts Notary Public

CHERYL MARIE ROBERTS
Notary Public, State of Texas
My Commission Expires
June 11, 2017

This report**contains (check all applicable boxes):

- √ (a) Facing Page.
- √ (b) Statement of Financial Condition.
- √ (c) Statement of Income (Loss).
- ___ (d) Statement of Changes in Financial Condition.
- √ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- √ (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- √ (l) An Oath or Affirmation.
- √ (m) A copy of the SIPC Supplemental Report.
- √ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

PAYNE & SMITH, LLC
Certified Public Accountants

Independent Auditors' Report

The Board of Directors
NexBank Securities, Inc.

We have audited the accompanying balance sheet of NexBank Securities, Inc. (Company) as of December 31, 2013 and the related statements of income and comprehensive income, changes in stockholders' equity and cash flows for the year then ended and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based upon our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NexBank Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Payne & Smith, LLC

February 14, 2014

5952 Royal Lane • Suite 158 • Dallas, TX 75230 •214 / 363-9927• Fax 214 / 363-9980

NEXBANK SECURITIES, INC.

Balance Sheet

December 31, 2013

(In Thousands)

ASSETS		
Cash and cash equivalents	$	2,808
Receivables from affiliates		308
Furniture, equipment, and leasehold improvements, net		302
Other assets		470
Total assets	$	3,888
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	1,984
Total liabilities		1,984
Stockholder's equity (deficit):		
Common stock ($0.01 par value; 10,000 shares authorized; 1,000 shares issued and outstanding)		-
Additional paid-in capital		2,440
Accumulated deficit		(536)
Total stockholder's equity		1,904
Total liabilities and stockholder's equity	$	3,888

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Income and Comprehensive Income

For the Year Ended December 31, 2013

(In Thousands)

Revenue:		
Consulting	$	5,568
Account supervision, investment advisory, and administrative services		8,234
Management fees		221
Other		984
Total revenue		15,007
Expenses:		
Compensation and benefits		11,651
Occupancy, furniture, and fixtures		487
Travel and entertainment		234
Regulatory fees		98
Data processing		34
Other		661
Total expenses		13,165
Net income		1,842
Other comprehensive income		-
Total comprehensive income	$	1,842

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2013

(In Thousands)

	Common Stock	Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total
Balances, January 1, 2013	$ -	$ 2,440	$ 97	$ 2,537
Net income	-	-	1,842	1,842
Distributions to stockholder	-	-	(2,475)	(2,475)
Balances, December 31, 2013	$ -	$ 2,440	$ (536)	$ 1,904

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2013

(In Thousands)

Cash flows from operating activities:		
Net income	$	1,842
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		107
(Increase) decrease in assets:		
Receivables from non-customers		4
Receivables from affiliates		(269)
Other assets		27
Increase in liabilities:		
Accounts payable and accrued expenses		402
Net cash provided by operating activities		2,113
Cash flows from investing activities:		
Net additions to furniture, equipment, and leasehold improvements		(34)
Net additions to software		(4)
Net cash used in investing activities		(38)
Cash flows from financing activities:		
Dividends paid		(2,475)
Net cash used in financing activities		(2,475)
Net decrease in cash and cash equivalents		(400)
Cash and cash equivalents at beginning of year		3,208
Cash and cash equivalents at end of year	$	2,808

See accompanying notes to financial statements.

1. Organization and Nature of Business

NexBank Securities, Inc. (Company), a Delaware Limited Corporation is a wholly-owned subsidiary of NexBank Capital, Inc. (NCI). The Company also does business as Barrier Advisors, NexBank Capital Advisors, and/or NexBank Realty Advisors.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(i).

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit.

The Company uses the indirect method to present cash flows from operating activities.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are reported at historical cost less accumulated depreciation. Depreciation is determined by use of the straight-line method over the estimated life of the asset, or, in the case of leasehold improvements, the shorter of the estimated life or the remaining term of the related lease. Upon disposal of furniture and equipment, the related gain or loss is included in income.

Depreciation and amortization expense amounted to approximately $107,000 for the year ended December 31, 2013.

Recognition of Revenue

Consulting, account supervision, investment advisory, and administrative services are accrued and recognized as they are earned. Management fee and other income are recognized as they are earned and billed.

Income Taxes

The Company is taxed as an S Corporation for federal income tax purposes. As such, the Company is not subject to Federal income tax. The taxable income or loss applicable to the operations of the Company is includable in the Federal income tax returns of its shareholder.

Accounting principles generally accepted in the United States of America require Company management to evaluate tax positions taken by the Company. Management evaluated the Company's tax positions and concluded that the Company had maintained its S Corporation status and had taken no uncertain tax positions that require recognition or disclosure in the consolidated financial statements. Therefore, no liability for income tax has been included in the accompanying financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for calendar years before 2010.

Compensated Absences

Company employees are entitled to Paid Time Off (PTO), depending on job classification and years of service. PTO accrues on each semi-monthly pay date. An employee may carry over PTO from one calendar year to the next, with a maximum accrual of two weeks. Included in accounts payable and accrued expenses in the accompanying balance sheet at December 31, 2013 is an accrual of approximately $34,000 for PTO.

Fair Values of Financial Instruments

ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through February 14, 2014, the date the financial statements were available to be issued.

3. **Recent Accounting Pronouncements**

In July 2012, the FASB issued Accounting Standards Update 2012-02, *Intangibles-Goodwill and Other (Topic 350)*. In accordance with this amendment an entity will have an option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that the asset is impaired. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quanitative impairment test. This standard is effective for fiscal years ending after September 15, 2012. This statement did not have a material impact on the Company's financial statements.

In October 2012, the FASB issued Accounting Standards Update 2012-04, *Technical Corrections and Improvements*. The amendments in this update cover a wide range of topics in the Accounting Standards Codification. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update will be effective for fiscal periods beginning after December 15, 2013. This statement is not expected to have a material impact on the Company's financial statements.

In October 2012, the FASB issued Accounting Standards Update 2012-06, *Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution (Topic 805)*. The update indicates that when a reporting entity initially recognizes an indemnification asset as a result of a government-assisted acquisition of a financial institution and subsequently a change in the cash flows expected to be collected on the indemnification asset occurs, the reporting entity should subsequently account for the change in the measurement of the indemnification asset on the same basis as the change in the assets subject to indemnification. Any amortization of changes in value should be limited to the contractual term of the indemnification agreement (that is, the lesser of the term of the indemnification agreement or the remaining life of the indemnified assets). The amendments in the update are effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2012, and should be applied prospectively to any new indemnification assets acquired after the date of adoption and to indemnification assets existing as of the date of adoption. This statement did not have a material impact on the Company's financial statements.

In January 2013, the FASB issued Accounting Standards Update 2013-01, *Balance Sheet (Topic 210)*. The amendments in this update clarify the scope of disclosures about offsetting assets and liabilities. The amendments clarify that the scope of update 2011-11 applies to derivatives accounted for in accordance with *Derivatives and Hedging (Topic 815)*, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement or similar agreement. This standard is effective for fiscal years beginning on or after January 1, 2013. This statement did not have a material impact on the Company's financial statements.

In February 2013, the FASB issued Accounting Standards Update 2013-02, *Comprehensive Income (Topic 220)*. The objective of this update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles to be reclassified in its entirety to net income. This standard is effective for annual reporting periods beginning after December 15, 2013. This statement is not expected to have a material impact on the Company's financial statements.

In February 2013, the FASB issued Accounting Standards Update 2013-03, *Financial Instruments (Topic 825): Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities*. The amendments in this update clarify that the requirement to disclose "the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3)' does not apply to nonpublic entities for items that are not measured at fair value in the statement of financial position but for which fair value is disclosed. The guidance in this update became effective upon issuance. This statement did not have a material impact on the Company's financial statements.

In February 2013, the FASB issued Accounting Standards Update 2013-04, *Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for which the Total Amount of the Obligation is Fixed at the Reporting Date*. The guidance in this update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the following: (a) The amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors; and (b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The guidance in this update becomes effective for fiscal years ending after December 15, 2014. This statement is not expected to have a material impact on the Company's financial statements.

In July 2013, the FASB issued Accounting Standards Update 2013-10, *Derivatives and Hedging (Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes*. The amendments in this update permit the Fed Funds Effective Swap Rate (OIS) to be used as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815, in addition to UST and LIBOR. The amendments also remove the restriction on using different benchmark rates for similar hedges. The amendments in this update are effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. This statement is not expected to have a material impact on the Company's financial statements.

In July, 2013, the FASB issued Accounting Standards Update 2013-11, *Income Taxes (Topic 740)*. The objective of this update is to eliminate the diversity in practice of the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists, and will better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. This standard is effective for fiscal years beginning after December 15, 2014. This statement is not expected to have a material impact on the Company's financial statements.

4. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at December 31, 2013 consisted of the following (in thousands):

Leasehold improvements	$	180
Computer equipment		145
Furniture and fixtures		119
Phone equipment		24
		468
Less accumulated depreciation and amortization		(166)
	$	302

5. Related Party Transactions

The Company derives a significant portion of its income on products, marketing, and management services it performs for and on behalf of Highland Capital Management, L.P. (HCMLP) and its affiliates. HCMLP is an entity which is owned principally by the majority stockholders of NCI. Approximately $9,382,000 (62.5% of total revenue) was derived from transactions involving HCMLP and/or various other affiliated entities during 2013. The Company's future operations are dependent on its continued revenue stream from HCMLP. (See also Note 11).

Certain expenses incurred by affiliated entities are allocated to the Company pursuant to the terms of a management agreement between these entities. Total expenses allocated to the Company and expensed by the Company during 2013 amounted to approximately $467,000, including rent allocation of approximately $327,000, as discussed in Note 7.

At December 31, 2013, the Company has cash on deposit with an affiliated bank amounting to approximately $269,000.

Total receivables from affiliates amounted to approximately $309,000 at December 31, 2013. Total payables to affiliates amounted to approximately $137,000 at December 31, 2013.

6. **Employee Benefits**

The Company, together with its parent company and other affiliates, has a noncontributory profit sharing plan integrated with a contributory 401(k) employee benefit plan (Plan) covering substantially all employees. Employees generally become eligible in the Plan upon attainment of the age of 21, with entry dates of January 1 and July 1 of each year. Under the Plan, the Board of Directors may contribute, at their discretion and subject to annual limitations, certain amounts in the form of matching, profit sharing and/or qualified non-elective contributions. Plan expense for the year ended December 31, 2013 amounted to approximately $416,000.

7. **Commitments, Guarantees and Contingent Liabilities**

The Company is a defendant in a lawsuit filed against it in which the plaintiffs allege that the Company misrepresented and/or omitted certain purportedly material information about one of the Company's former clients. Plaintiffs have asserted claims against the Company for purported: (1) violations of the Texas Securities Act; (2) fraud in the inducement; (3) conspiracy to commit fraud; and (4) negligent misrepresentation. Plaintiffs had entered into certain loans with the Company's former client which aggregated approximately $66,000,000. The Company does not attach any merit to plaintiffs' claims and intends to vigorously defend all such claims and causes of action in the pending litigation. The Company has reserved the right to seek sanctions, including the recovery of all attorney's fees and related costs incurred in the defense of such claims, from plaintiffs for their filing a suit in bad faith and in the absence of a factual basis for same.

The Company is involved in various other legal actions arising from normal business activities. Management believes that these actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the financial position or results of operations of the Company.

The Company leases its primary office facility under an informal lease agreement with NexBank, SSB (NexBank), an affiliate through common ownership, which expires August 31, 2022. Under the agreement, the Company is allocated 32% of the total lease payments required by NexBank. Following is a summary of future minimum lease commitments under this agreement (in thousands):

Year	Amount
2014	$ 136
2015	141
2016	144
2017	147
2018	149
Thereafter	572
	$ 1,289

Additionally, the Company is allocated rent expense from HCMLP for its out-of-state marketing facilities. Total rent expense incurred for the year ended December 31, 2013 amounted to approximately $327,000, substantially all of which was allocated from related parties.

The Company does not anticipate any material losses as a result of the commitments and contingent liabilities.

8. **Net Capital Requirements**

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $5,000 or 6.67% of total aggregate indebtedness.

At December 31, 2013, the Company had total net capital and total aggregate indebtedness, as defined, of approximately $824,000 and $1,984,000, respectively, resulting in a ratio of aggregate indebtedness to net capital of 240.86 to 1.00. Total net capital was approximately $692,000 above the minimum required net capital of approximately $132,000.

In accordance with the disclosure requirements of SEC Rule 17a-5(d)(4), there were no material differences between the audited computation of net capital and the Company's corresponding Part IIA of its quarterly Financial and Operational Combined Uniform Single Report at December 31, 2013.

9. Customer Protection, Reserves and Custody of Securities

The Company does not hold customer accounts, funds, or securities.

10. Fair Value

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. ASC Topic 820, "Fair Value Measurements and Disclosures," establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- *Level 1 Inputs* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- *Level 2 Inputs* - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.
- *Level 3 Inputs* - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

The Company had no assets or liabilities subject to fair value measurement either on a recurring or non-recurring basis at December 31, 2013.

11. Subsequent Event

Effective January 1, 2014, the Company spun off the account supervision, investment advisory, and administrative services component of its business to a newly formed related entity, Highland Capital Funds Distributor, Inc. (HCFDI), which is an affiliate of HCMLP. This business component accounted for approximately $8,234,000 or approximately 55% of the Company's total revenue recognized during 2013. Additionally, the Company's employees related to this business segment were transferred to HCFDI. In connection with this transaction, HCFDI assumed certain compensation related liabilities in the approximate amount of $424,000 for which the Company reimbursed HCFDI in January, 2014.

PAYNE & SMITH, LLC
Certified Public Accountants

Independent Auditors' Report on Supplemental Information Required by Rule 17a-5 Under the Securities Exchange Act of 1934

The Board of Directors
NexBank Securities, Inc.

We have audited the financial statements of NexBank Securities, Inc. as of and for the year ended December 31, 2013, and have issued our report thereon dated February 14, 2014, which contained an unmodified opinion of those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital under SEC Rule 15c3-1 included in Supplemental Schedule I is presented for the purpose of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Payne & Smith, LLC

February 14, 2014

5952 Royal Lane • Suite 158 • Dallas, TX 75230 •214 / 363-9927• Fax 214 / 363-9980

NEXBANK SECURITIES, INC

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2013

(In Thousands)

Computation of Net Capital under Rule 15c3-1

Net capital:		
Total stockholder's equity	$	1,904
Less deduction and/or charges		-
Less non-allowable assets:		
Cash deposits at affiliated financial institution in excess of amount allowable		-
Receivables from affiliates		308
Furniture, equipment, and leasehold improvements, net		302
Other assets		470
Net capital prior to haircuts on securities positions		824
Less haircuts on securities positions		-
Net capital as defined by Rule 15c3-3		824
Minimum net capital required		132
Excess net capital		692
Aggregate indebtedness:		
Accounts payable and accrued expenses		1,984
Total aggregate indebtedness	$	1,984
Ratio of aggregate indebtedness to net capital		240.86%

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of paragraph k(2)(i).

In accordance with the disclosure requirements of SEC Rule 17a-5(d)(4), there were no material differences between the audited computation of net capital and the Company's corresponding Part IIA of its quarterly Financial and Operational Combined Uniform Single Report at December 31, 2013.

See independent auditors' report on supplementary information.

NexBank Securities, Inc.
Dallas, Texas

Report of Independent Auditors on
Internal Control Required
By SEC Rule 17a-5

December 31, 2013

PAYNE & SMITH, LLC
Certified Public Accountants

February 14, 2014

CONFIDENTIAL

To the Board of Directors of
NexBank Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of NexBank Securities, Inc. (Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling these responsibilities, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected, on a timely basis.

5952 Royal Lane • Suite 158 • Dallas, TX 75230 •214 / 363-9927• Fax 214 / 363-9980

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors and Stockholder, the SEC, the National Association of Securities Dealers, Inc., FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Payne & Smith, LLC

NexBank Securities, Inc.
Dallas, Texas

Report of Independent Accountants on
Agreed-Upon Procedures Related to
SIPC Assessment Reconciliation

December 31, 2013

PAYNE & SMITH, LLC
Certified Public Accountants

To the Board of Directors of
NexBank Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by NexBank Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating NexBank Securities, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). NexBank Securities, Inc.'s management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences (see Exhibit 1);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and supporting documentation, noting no differences (see Exhibit 1);
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the relating schedules and supporting documentation (see Exhibit 1);
5. Verified that no overpayment was applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Payne & Smith, LLC

February 14, 2014

5952 Royal Lane • Suite 158 • Dallas, TX 75230 •214 / 363-9927• Fax 214 / 363-9980

NEXBANK SECURITIES, INC

Exhibit 1

Reconciliation of Form SIPC-7 to
Statement of Operations

For the Year Ended December 31, 2013

(In Thousands)

ITEM NO.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$	15,007
2b. Additions		-
2c. Deductions		
(8) Other revenue not related either directly or indirectly to the securities business		(3,937)
2d. SIPC net operating revenues	$	11,070
2e. General assessment @ .0025		28
Less payment made with SIPC-6 filed		(13)
Assesment balance due/amount paid with Form SIPC-7	$	15